As filed with the Securities and Exchange Commission on February 9, 2004

Registration No. 333-112376

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SIRENZA MICRODEVICES, INC.

(Exact name of registrant as specified in its charter)

Delaware	77-0073042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

303 S. Technology Court

Broomfield, CO 80021

(303) 327-3030

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert Van Buskirk

President and Chief Executive Officer

Sirenza Microdevices, Inc.

303 S. Technology Court

Broomfield, CO 80021

(303) 327-3030

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Steven V. Bernard, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 9, 2004

PROSPECTUS

4,000,000 Shares

SIRENZA MICRODEVICES, INC.

Common Stock

This prospectus relates to the resale of up to 4,000,000 shares of our common stock, par value $0.001 per share, by John Ocampo and Susan Ocampo, or entities affiliated with Mr. and Mrs. Ocampo, and certain other selling stockholders. The selling stockholders may sell the shares of our common stock covered by this prospectus from time to time. We will not receive any proceeds from the sale(s) of shares by the selling stockholders.

The specific terms of sales will be provided in one or more supplements to this prospectus. You should read this prospectus, the information incorporated by reference in this prospectus and any prospectus supplement carefully before you invest in our common stock.

Our common stock is quoted on The Nasdaq National Market under the symbol “SMDI.” On February 6, 2004, the last reported sales price for our common stock on The Nasdaq National Market was $5.22 per share.

Investment in our securities involves risks. See “ Risk Factors” beginning on page 3 of this prospectus to read about information you should consider before investing in our common stock.

This prospectus may not be used to offer and sell shares of common stock unless accompanied by a prospectus supplement.

The selling stockholders may offer the securities in amounts, at prices and on terms determined at the time of offering. The selling stockholders may sell the securities directly through agents, or through underwriters and dealers. We will name such agents, underwriters or dealers and describe their compensation in a prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                            , 2004.

No person has been authorized to give any information or make any representations in connection with this offering other than those contained or incorporated by reference in this prospectus and any accompanying prospectus supplement in connection with the offering described in this prospectus and any accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither this prospectus nor any prospectus supplement shall constitute an offer to sell or a solicitation of an offer to buy offered securities in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. Neither the delivery of this prospectus or any prospectus supplement nor any sale made hereunder shall under any circumstances imply that the information contained or incorporated by reference in this prospectus or in any prospectus supplement is correct as of any date subsequent to the date of this prospectus or of any prospectus supplement.

SUMMARY

This prospectus relates to the resale of up to 4,000,000 shares of our common stock, par value $0.001 per share, by John Ocampo and Susan Ocampo, or by entities affiliated with Mr. and Mrs. Ocampo, and certain other selling stockholders. The selling stockholders may sell the shares of our common stock covered by this prospectus from time to time. This prospectus provides you with a general description of the offering of the common stock by the selling stockholders. Each time a selling stockholder sells any shares of common stock under this prospectus, the selling stockholders will provide a prospectus supplement that will contain more specific information about the terms of that offering. The prospectus supplement may also add, update or change any of the information contained in this prospectus or in documents we have incorporated by reference into this prospectus. This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of this offering of our common stock, you should refer to the registration statement, including its exhibits. You should carefully read both this prospectus and the applicable prospectus supplement together with the additional information described under the heading “Where You Can Find More Information” before buying common stock in this offering.

This prospectus may not be used to consummate sales of common stock unless it is accompanied by a prospectus supplement covering those shares. To the extent there are inconsistencies between any prospectus supplement, this prospectus and any documents incorporated by reference, the document with the most recent date will control.

As used in this prospectus, the terms “we,” “us,” “our,” and “Sirenza” mean Sirenza Microdevices, Inc. and its subsidiaries, unless we specify otherwise.

Sirenza Microdevices, Inc.

We are a leading designer of high performance radio frequency, or RF, components for the telecommunications markets. Our products are used primarily in wireless communications equipment to enable and enhance the transmission and reception of voice and data signals, and are also utilized in broadband wireline and terminal applications. Our product lines include amplifiers, power amplifiers, discrete devices, RF signal processing components, signal source components, hi-rel components, fiber optic components, and high-performance multi-component modules (MCMs) for transmit and receive applications.

We were originally incorporated in California and began operations in 1985 under the name Matrix Microassembly. We began doing business as Stanford Microdevices, Inc. in 1992 and, in 1998, we were reincorporated in Delaware under the name Stanford Microdevices, Inc. In 2001, we changed our name to Sirenza Microdevices, Inc. We held our initial public offering of common stock on May 25, 2000.

Our principal executive offices are located at 303 S. Technology Court, Broomfield, Colorado 80021, and our telephone number is (303) 327-3030.

The Securities the Selling Stockholders May Offer

The selling stockholders named in this prospectus may offer up to an aggregate of 4,000,000 shares of our common stock in one or more offerings. A prospectus supplement, which will be provided each time a selling stockholder offers shares through this prospectus, will describe the specific terms of the offering.

The selling stockholders may sell the securities to or through underwriters, dealers or agents. The selling stockholders, as well as any agents acting on their behalf, reserve the sole right to accept and to reject in whole or in part any proposed purchase of the common stock. Each prospectus supplement will set forth the names of any underwriters, dealers or agents involved in the sale of common stock described in that prospectus supplement and any applicable fee, commission or discount arrangements with them.

Common Stock

The selling stockholders may offer shares of our common stock, par value $0.001 per share. Holders of our common stock are entitled to receive dividends declared by our board of directors out of funds legally available for the payment of dividends, subject to rights, if any, of preferred stock holders. Currently, we do not pay a dividend. Each holder of common stock is entitled to one vote per share. The holders of common stock have no preemptive rights.

RISK FACTORS

An investment in our securities is risky. In addition to the other information contained in this prospectus and in documents that we incorporate by reference into this prospectus, you should carefully consider the specific risks discussed under “Risk Factors” in both this prospectus and in any applicable prospectus supplement before making a decision about investing in our securities. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business. If any of the foregoing risks occur, our business, financial condition and operating results could be materially and adversely affected. In that case, the trading price of the securities being offered by this prospectus could decline and you could lose all or part of your investment.

Risks Relating to Our Business

Any acquisitions of companies or technologies by us may result in distraction of our management and disruptions to our business and may not result in the revenue enhancements or cost savings envisioned when the transaction was proposed.

We may acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise.

In September 2002, we completed our acquisition of Xemod Incorporated and in May 2003, we completed our acquisition of substantially all of the assets of Vari-L Company, Inc. We evaluate and may enter into other acquisitions or investment transactions on an ongoing basis. From time to time, we may engage in discussions and negotiations with companies regarding the possibility of our acquiring or investing in their businesses, products, services or technologies. We may not be able to identify suitable acquisition or investment candidates in the future, or if we do identify suitable candidates, may not be able to make such acquisitions or investments on commercially acceptable terms or at all. If we acquired or invested in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings. In addition, the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing stockholders. In addition, the accounting treatment for any acquisition transaction may result in significant goodwill, which, if impaired, will negatively affect our consolidated results of operations.

The recent acquisitions of Xemod and Vari-L increase both the scope and consequence of ongoing integration risks. We may not successfully address the integration challenges in a timely manner, or at all, and we may not realize the anticipated benefits or synergies of either transaction, or of any other transaction to the extent, or in the timeframe, anticipated. Moreover, the timeframe for achieving benefits may be dependent partially upon the actions of employees, suppliers or other third parties. For example, to the extent that future demand by OEMs for integration by component suppliers is lower than expected or fails to materialize, we may not realize many of the strategic advantages we hoped to achieve through the purchase of Vari-L’s assets.

Even if an acquisition or alliance is successfully integrated, we may not receive the expected benefits of the transaction. Managing acquisitions requires varying levels of management resources, which may divert our attention from other business operations. These transactions also have resulted and may in the future result in significant costs and expenses and charges to earnings. In the case of the Vari-L and Xemod acquisitions, these costs and expenses include those related to severance pay, noncancelable lease costs of duplicative or excess facilities, relocation and related expenses, acquired in-process research and development charges, legal, accounting, financial printing and financial advisory fees. We have incurred and will incur additional depreciation and amortization expense over the useful lives of certain of the net tangible and intangible assets acquired in connection with the transactions, and, to the extent the value of goodwill acquired in connection with the transaction becomes impaired, we may incur material charges relating to the impairment of that asset. In addition, any completed, pending or future transactions may contribute to financial results of the combined company that differ from the investment community’s expectations in a given quarter, and may result in unanticipated expenses or liabilities associated with the acquired assets or businesses.

We face several new risks associated with our newly formed Aerospace and Defense business unit.

In the third quarter of 2003, we announced the creation of our Aerospace and Defense business unit that targets customers in the military, defense, avionics, space and homeland security market segments. We can make no assurance that we will be able to successfully serve the needs of potential customers in these markets and realize any significant revenue from this business. Sales in this business unit may also occur to the U.S. government or companies doing business with the U.S. government as prime contractors or subcontractors. As a result, we may serve as contractors or subcontractors to the U.S. government. In addition to normal business risks, we face several unique risks, largely beyond our control, associated with doing business, directly or indirectly, with the U.S. government, including:

•	the reliance of our customers and us on the availability of government funding and their and our ability to obtain, and the intense competition for, future government contractor awards;

•	changes in government or customer priorities due to program reviews or revisions to strategic objectives;

•	difficulty of forecasting costs and schedules when bidding on developmental and highly sophisticated technical work;

•	the ability of the U.S. government to terminate, without prior notice, partially completed government programs that were previously authorized, resulting in possible termination of our customer contracts;

•	significant changes in contract scheduling; and

•	government import and export policies and other government regulations.

The termination of funding for a government program for which we serve as a contractor or subcontractor or supplier would result in a loss of anticipated future revenues attributable to that program. Our government business is also subject to specific procurement regulations and a variety of socio-economic and other requirements, including necessary security clearances. These requirements, although customary in government contracts, increase our performance and compliance costs and could result in delays in fulfilling customer orders or our inability to meet customer demands for products. For example, in the third quarter, we were unable to accept orders and manufacture products for certain government contractors due to a delay in our obtaining the necessary government clearances. Government contract performance and compliance costs might increase in the future, reducing our margins, which could have a negative effect on our financial condition.

We may not meet quarterly financial expectations, which could cause our stock price to decline.

Our quarterly operating results have varied significantly in the past and are likely to vary significantly in the future based upon a number of factors related to our industry and the markets for our products, over many of which we have little or no control. We operate in a highly dynamic industry and future results could be subject to significant fluctuations, particularly on a quarterly basis. These fluctuations could cause us to fail to meet quarterly financial expectations, which could cause our stock price to decline rapidly and significantly. For example, on two occasions in 2001, we publicly announced revised lowered expectations of quarterly financial results and the fiscal year ending December 31, 2001. Subsequently, the trading price of our common stock declined, which had a substantial negative effect on the value of any investment in such stock. Factors contributing to the volatility of our stock price include:

•	general economic growth or decline;

•	telecommunications and aerospace and defense industry conditions generally and demand for products containing RF components specifically;

•	changes in customer purchasing cycles and component inventory levels;

•	the timing and success of new product and technology introductions by us or our competitors;

•	market acceptance of our products;

•	availability of raw materials, semiconductor wafers and manufacturing capacity or fluctuations in our operational performance;

•	changes in selling prices for our RF components due to competitive or currency exchange rate pressures;

•	changes in our product mix, particularly between our Amplifier and Signal Source divisions; and

•	changes in the relative percentage of products sold through distributors as compared to direct sales.

Due to the factors discussed above, investors should not rely on quarter-to-quarter comparisons of our results of operations as indicators of future performance.

We have a material amount of goodwill, and if we are required to write down goodwill, it would reduce our net income, which in turn could materially and adversely affect our results of operations.

We have a material amount of goodwill, which is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair value of the net assets acquired. Goodwill is subject to a periodic impairment evaluation based on the fair value of the reporting unit. Reductions in our net income caused by the write-down of goodwill could materially and adversely affect our results of operations.

We are affected by a pattern of product price decline in certain markets, which can harm our business.

The markets for our products historically have been characterized by rapid technological change, evolving industry standards, product obsolescence, and significant price competition, and, as a result, can be subject to decreases in selling prices. We are unable to predict future prices for our products, but we expect that prices for our products will continue to be subject to significant downward pressure in certain markets, especially from our large wireless infrastructure OEM customers. The recent economic contraction and shifts in the wireless services market have significantly increased the pressure on wireless infrastructure OEMs to deliver products with improved performance at lower prices. As a result, these OEMs are requiring components from their suppliers, including Sirenza, which achieve the same performance/price improvement. In recent years, OEMs have also sought to lower costs by using contract manufacturers to build their products. As these contract manufacturers are rewarded on their ability to achieve operational cost reductions, we are likely to see further pricing pressure as the result of this outsourcing trend. Accordingly, our ability to maintain or increase revenues will be dependent on our ability to increase unit sales volumes of existing products and to successfully develop, introduce and sell new products with higher prices into both the wireless infrastructure and other markets. We are also devoting significant effort into developing new sales channels and customer bases in which price competition will not be as severe as it is in selling to these large wireless infrastructure OEMs. There can be no assurance that we will be able to develop significant new customers outside the wireless infrastructure market, increase unit sales volumes of existing products, develop, introduce and sell new products.

The lower selling prices we have experienced in the past and the pricing pressure we continue to face in the wireless infrastucture market have also negatively affected our gross margins. To maintain or increase our margins, we must continue to meet our customers’ design and performance needs while reducing our costs through efficient raw material procurement and process and product improvements. There also can be no assurance that even if we were able to increase unit sales volumes and sufficiently reduce our costs per unit, that we would be able to maintain or increase revenues or gross margins.

The unsuccessful realignment of our worldwide sales channels may adversely affect our revenues.

In the second and third quarters of 2003, we realigned our worldwide sales channels to enhance geographic market reach, customer service and technical support. As part of this realignment, in the second quarter we terminated our existing distribution agreement with Richardson Electronics Laboratories and entered into a new distribution agreement with Acal, a leading value-added distributor with operations in Europe. In July 2003, we also entered into relationships with two new distributors in North America. Sales to Richardson Electronics Laboratories represented approximately 19% of net revenues in the second quarter of 2003, 37% of net revenues in 2002 and 39% of net revenues in 2001. In addition, in the second quarter of 2003, we also engaged several new international sales representatives. The failure to successfully transition the customer accounts previously served by Richardson Electronics Marketing could limit our ability to sustain and grow our revenues.

Our growth depends in large part on the growth of the infrastructure for wireless and wireline communications. If this market does not grow, or if it grows at a slow rate, demand for our products may fail to grow or diminish.

Our success will depend in large part on the growth of the telecommunications industry in general and, in particular, the market for wireless and wireline infrastructure components. We cannot assure you that the market for these infrastructure products will grow at all. In the past, there have been announcements throughout the worldwide telecommunications industry of current and planned reductions in component inventory levels and equipment production volumes, and of delays in the build-out of new wireless and wireline infrastructure. These trends have had an adverse effect on our operations and caused us in the past to lower our previously announced expectations for our financial results, which caused the market price of our common stock to decrease.

Sirenza anticipates that its future sales growth will primarily depend on the achievement of market share gains and/or the introduction of new product lines. If the economic trends described above were to reoccur, it could result in lower or erratic sales for our products. Significantly lower sales would likely lead to further provisions for excess inventories and further actions by us to reduce our operating expenses. These actions could include, but would not be limited to, further abandonment or obsolescence of equipment, further consolidation of facilities and a further workforce reduction. Any or all of these actions could have a material adverse effect on the results of our operations and the market price of our securities.

Our common stock price may be extremely volatile.

Our common stock price has been highly volatile since our initial public offering. We expect that this volatility will continue in the future due to factors such as:

•	general market and economic conditions;

•	actual or anticipated variations in operating results;

•	announcements of technological innovations, new products or new services by us or by our competitors or customers;

•	changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	announcements by our customers regarding end market conditions and the status of existing and future infrastructure network deployments;

•	additions or departures of key personnel; and

•	future equity or debt offerings or our announcements of these offerings.

In addition, in recent years, the stock market in general, and The Nasdaq National Market and the securities of technology companies in particular, have experienced extreme price and volume fluctuations. These fluctuations have often been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations have in the past and may in the future materially and adversely affect our stock price, regardless of our operating results.

Also, although our stock price has traded above $5.00 in the past few quarters, it may trade below $5.00 again, which typically reduces the number of our institutional investors and increases the number of our retail investors. This may have the effect of increased volatility and decreased trading volume in our stock price.

The timing of the adoption of industry standards may negatively impact widespread market acceptance of our products.

The markets in which we and our customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. If technologies or standards supported by us or our customers’ products, such as 2.5G and 3G, fail to gain widespread commercial acceptance, our business will be significantly impacted. For example, in 2001 and 2002 the installation of 2.5G and 3G equipment occurred at a much slower rate than was initially expected. In addition, while historically the demand for wireless and wireline communications has exerted pressure on standards bodies worldwide to adopt new standards for these products, such adoption generally only occurs following extensive investigation of, and deliberation over, competing technologies. The delays inherent in the standards approval process have in the past and may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by our customers. For example, in 2001 and 2002, the delay in agreement over certain 3G standards contributed to the delay of the installation of 3G equipment worldwide, and contributed to our decision to take the actions and charges referred to earlier. If further delays in adoption of industry standards were to occur, it could result in lower sales for our products. Significantly lower sales would likely lead to further restructuring activity as discussed earlier.

Our reliance on third-party wafer fabs to manufacture our semiconductor wafers may cause a significant delay in our ability to fill orders and limits our ability to assure product quality and to control costs.

We do not own or operate a semiconductor fabrication facility. We currently rely on four third-party wafer fabs to manufacture substantially all of our semiconductor wafers. These fabs are TRW and RF Micro Devices, or RFMD, for Gallium Arsenide, or GaAs, Atmel for Silicon Germanium, or SiGe, and TriQuint Semiconductors for our discrete devices. In addition, we recently transferred the fabrication of wafers for our Indium Gallium Phosphide Heterojunction Bipolar Transistor, or InGaP HBT, products to Global Communication Semiconductors, Inc., or GCS. A majority of our products sold in 2001 and in 2002 were manufactured in GaAs by TRW and SiGe by Atmel. Atmel is currently our sole source supplier for SiGe wafers and has provided us with a commitment for a supply of wafers through September of 2004. The supply agreement with TRW provides us with a commitment for a supply of wafers through December 31, 2004. GCS is now our sole source for wafers using the InGaP HBT process technology. GCS is a privately held company with limited operating history. The loss of one of our third-party wafer fabs, in particular TRW, Atmel or GCS, or any delay or reduction in wafer supply, will impact our ability to fulfill customer orders, perhaps materially, and could damage our relationships with our customers, either of which would significantly harm our business and operating results. Because there are limited numbers of third-party wafer fabs that use the particular process technologies we select for our products and that have sufficient capacity to meet our needs, using alternative or additional third-party wafer fabs would require an extensive qualification process that could prevent or delay product shipments, adversely effecting our results of operations.

Our reliance on these third-party wafer fabs involves several additional risks, including reduced control over the manufacturing costs, delivery times, reliability and quality of our components produced from these wafers. The fabrication of semiconductor wafers is a highly complex and precise process. We expect that our customers will continue to establish demanding specifications for quality, performance and reliability that must be met by our products. Our third-party wafer fabs may not be able to achieve and maintain acceptable production yields in the future. These risks are heightened with respect to our newer third-party wafer fabs, particularly GCS and RFMD, which have not yet produced production wafers in volume for us. To the extent our third-party wafer fabs suffer failures or defects, we could experience lost revenues, increased costs, and delays in, cancellations or rescheduling of orders or shipments, any of which would harm our business.

In the past, we have experienced delays in product shipments from our third-party wafer fabs, quality issues and poor manufacturing yields, which in turn delayed product shipments to our customers and resulted in higher costs of production and lower gross margins. We may in the future experience similar delays or other problems, such as inadequate wafer supply.

Product quality, performance and reliability problems could disrupt our business and harm our financial condition.

Our customers demand that our products meet stringent quality, performance and reliability standards. RF components such as those we produce may contain undetected defects or flaws when first introduced or after commencement of commercial shipments. We have, from time to time, experienced product quality, performance or reliability problems. In addition, some of our products are manufactured using process technologies that are relatively new and for which long-term field performance data are not available. As a result, defects or failures have in the past, and may in the future occur relating to our product quality, performance and reliability. If these failures or defects occur or become significant, we could experience lost revenues, increased costs, including inventory write-offs, warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would harm our business.

Our $7.5 million strategic investment in GCS, a privately held semiconductor foundry, could be further impaired or never redeemed, which could have a material adverse impact on our results of operations.

In the first quarter of 2002, we converted an outstanding loan receivable of approximately $1.4 million and invested cash of approximately $6.1 million in GCS, a privately held semiconductor foundry, in exchange for 12.5 million shares of Series D-1 preferred stock valued at $0.60 per share. Our total investment of $7.5 million represented approximately 14% of the outstanding voting shares of GCS at that time.

We accounted for our investment in GCS under the cost method of accounting in accordance with accounting principles generally accepted in the United States, as our investment represents less than 20% of the voting stock of GCS and we could not exercise significant influence over GCS. The investment in GCS has been classified as a non-current asset on our consolidated balance sheet.

We periodically evaluate our investment in GCS to determine if an other than temporary decline in value has occurred. Factors that may cause an other than temporary decline in the value of our investment in GCS would include, but not be limited to, a degradation of the general business environment in which GCS operates, the failure of GCS to achieve certain milestones or a series of operating losses in excess of GCS’ current business plan, the inability of GCS to continue as a going concern and a reduced valuation as determined by a new financing event. If we determine that an other than temporary decline in value has occurred, we will write-down our investment in GCS to fair value. Such a write-down could have a material adverse impact on our consolidated results of operations in the period in which it occurs. For example, as of December 31, 2002, we wrote down the value of our investment in GCS by $2.9 million after determining that GCS had experienced an other than temporary decline in value.

Our investment in GCS is also at risk to the extent that we cannot ultimately sell our shares of Series D-1 preferred stock, for which there is currently no public market. Even if we are able to sell our Series D-1 preferred stock, the sale price may be less than the price paid.

Our reliance on subcontractors to package our products could cause a delay in our ability to fulfill orders or could increase our cost of revenues.

We do not package the RF semiconductor components that we sell but rather rely on subcontractors to package our products. Packaging is the procedure of electrically bonding and encapsulating the integrated circuit into its final protective plastic or ceramic casing. We provide the wafers containing the integrated circuits and, in some cases, packaging materials to third-party packagers. Although we currently work with five packagers, substantially all of our net revenues in 2001 and 2002 were attributable to products packaged by two subcontractors. We do not have long-term contracts with our third-party packagers stipulating fixed prices or packaging volumes. Therefore, in the future we may be unable to obtain sufficient high quality or timely packaging of our products. The loss or reduction in packaging capacity of any of our current packagers, particularly CEI, would significantly damage our business. In addition, increased packaging costs will adversely affect our profitability.

The fragile nature of the semiconductor wafers that we use in our components requires sophisticated packaging techniques and can result in low packaging yields. If our packaging subcontractors fail to achieve and maintain acceptable production yields in the future, we could experience increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts and lost revenues, any of which would harm our business.

We depend on Avnet Electronics Marketing and Acal, distributors and sales representatives for our products, for a significant portion of our sales. The loss of Avnet or Acal as a distributor or sales representative may adversely affect our revenues.

Two distributors who also serve as sales representatives for our products, Acal and Avnet Electronics Marketing, accounted for a substantial portion of Sirenza’s net revenues in the three months ended September 28, 2003. Sales through Acal, including sales to our Acal sales representatives, represented 18% of net revenues while sales to Avnet Electronics Marketing, including sales to our Avnet Asia sales representative, represented 17% of net revenues in the three months ended September 28, 2003. Acal and Avnet Electronics Marketing distribute Sirenza’s products to a large number of end customers. Sirenza anticipates that sales through Acal and Avnet Electronics Marketing will continue to account for a substantial portion of its net revenues in the near term. The loss of Avnet Electronics Marketing or Acal and our failure to develop new and viable distribution relationships would limit our ability to sustain and grow our revenues.

We depend on several large wireless infrastructure OEMS for a significant portion of our sales. The loss of sales to any of these customers could adversely affect our revenues.

Sales to one major OEM customer with operations primarily in Finland, Nokia, represented 12% of net revenues in the three months ended September 28, 2003. Sales to one additional customer, Solectron, a contract manufacturer for several of our large wireless infrastructure OEM customers, represented 10% of net revenues in the three months ended September 28, 2003. In addition, sales to Ericsson, Lucent and Andrew represented a significant amount of revenues for the three months ended September 28, 2003. Collectively, wireless infrastructure OEMs such as Andrew, Ericsson, Lucent, Nokia, Motorola and their respective contract manufactures, comprised a significant portion of our revenues for the third quarter of 2003. The loss of any one of these customers could limit our ability to sustain and grow our revenues. In addition, due to pricing pressure, sales to these customers generally consist of products with lower gross margins than sales to other customers. If these customers were to continue to increase as percentage of our total sales, it could adversely affect our gross margin.

Intense competition in our industry could prevent us from increasing revenues and sustaining profitability.

The RF semiconductor industry is intensely competitive in each of the markets we serve and is characterized by the following:

•	rapid technological change;

•	rapid product obsolescence;

•	limited number of wafer fabs for particular process technologies;

•	price erosion; and

•	unforeseen manufacturing yield problems.

We compete primarily with other suppliers of high-performance RF components used in the infrastructure of communications networks such as Agilent, Anadigics, Anaren, Infineon, M/A-COM, Merrimac, Minicircuits Laboratories, NEC, Remec, RF Micro Devices, Skyworks, TriQuint Semiconductor, WJ Communications and Z-Com. We also compete with communications equipment manufacturers, some of whom are our customers, who manufacture RF components internally such as Ericsson, Lucent, Motorola and Nortel Networks. We expect increased competition both from existing competitors and from a number of companies that may enter the RF component market, as well as future competition from companies that may offer new or emerging technologies. In addition, many of our current and potential competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. As a result, communications equipment manufacturers may decide not to buy from us due to their concerns about our size, financial stability or ability to interact with their logistics systems. Our failure to successfully compete in our markets would have a material adverse effect on our business, financial condition and results of operations.

If we fail to introduce new products in a timely and cost-effective manner, our ability to sustain and increase our revenues could suffer.

The markets for our products are characterized by frequent new product introductions, evolving industry standards and changes in product and process technologies. Because of this, our future success will in large part depend on:

•	our ability to continue to introduce new products in a timely fashion;

•	our ability to improve our products and to adapt to new process technologies in a timely manner;

•	our ability to adapt our products to support established and emerging industry standards; and

•	market acceptance of our products.

We estimate that the development cycles of some of our products from concept to production could last more than 12 months. We have in the past experienced delays in the release of new products. We may not be able to introduce new products in a timely and cost-effective manner, which would impair our ability to sustain and increase our revenues.

Sources for certain components and materials are limited, which could result in delays or reductions in product shipments.

The semiconductor industry from time to time is affected by limited supplies of certain key components and materials. For example, we rely on limited sources for certain packaging materials. If we, or our packaging subcontractors, are unable to obtain these or other materials in the required quantity and quality, we could experience delays or reductions in product shipments, which would materially and adversely affect our profitability. Although we have not experienced any significant difficulty to date in obtaining these materials, these shortages may arise in the future. We cannot guarantee that we would not lose potential sales if key components or materials are unavailable, and as a result, be unable to maintain or increase our production levels.

If communications equipment manufacturers increase their internal production of RF components, our revenues would decrease and our business would be harmed.

Currently, communications equipment manufacturers obtain their RF components by either developing them internally or by buying RF components from third-party distributors or merchant suppliers. We have historically generated a majority of our revenues through sales of standard components to these manufacturers through our distributors and direct sales force. If communications equipment manufacturers increase their internal production of RF components and reduce purchases of RF components from third parties, our revenues would decrease and our business would be harmed.

Third-party wafer fabs that manufacture the semiconductor wafers for our products may compete with us in the future.

Several third-party wafer fabs independently produce and sell RF components directly to communications equipment manufacturers. We currently rely on certain of these third-party wafer fabs to produce the semiconductor wafers for our products. These third-party wafer fabs possess confidential information concerning our products and product release schedules. We cannot guarantee that they would not use our confidential information to compete with us. Competition from these third-party wafer fabs may result in reduced demand for our products and could damage our relationships with these third-party wafer fabs, thereby harming our business.

Perceived risks relating to process technologies we may adopt in the future to manufacture our products could cause reluctance among potential customers to purchase our products.

We may adopt new process technologies in the future to manufacture our products. Prospective customers of these products may be reluctant to purchase these products based on perceived risks of these new technologies. These risks could include concerns related to manufacturing costs and yields and uncertainties about the relative cost-effectiveness of products produced using these new technologies. If our products fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

The outcome of litigation in which we have been named as a defendant is unpredictable and an adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.

We are defendants in litigation matters, as described under “Legal Proceedings” in our periodic reports filed pursuant to the Securities Exchange Act of 1934. These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in each and all of the litigation matters to which we have been named a party, and intend to contest each lawsuit vigorously, no assurances can be given that the results of these matters will be favorable to us. An adverse resolution of any of these lawsuits could have a material adverse affect on our financial position and results of operations.

We may encounter difficulties managing our business in a changing economy.

The world economy in general and the telecommunications industry in particular has experienced a significant slowdown since the year 2000. Although there are indications that the economic downturn may be ending, if the current slowdown were to continue or worsen, we may experience difficulties maintaining employee morale, retaining employees, completing research and development initiatives, maintaining relationships with our customers and vendors and obtaining financing on favorable terms or at all. In addition, we may have to take further actions to restructure our operations. If, on the other hand, the economy were to significantly improve, we may have difficulties in retaining employees, and may have to upgrade operational and financial systems, procedures and controls, including the improvement of the accounting and other internal management systems. This may require substantial managerial and financial effort, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our operations. If we fail to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, our business could be harmed.

If we lose our key personnel or are unable to attract and retain key personnel, we may be unable to pursue business opportunities or develop our products.

We believe that our future success will depend in large part upon our continued ability to recruit, hire, retain and motivate highly skilled technical, marketing and managerial personnel. Competition for these employees is significant. Our failure to hire additional qualified personnel in a timely manner and on reasonable terms could adversely affect our business and profitability. In addition, from time to time we may recruit and hire employees from our customers, suppliers and distributors, which could damage our business relationship with these parties. Our success also depends on the continuing contributions of our senior management and technical personnel, all of whom would be difficult to replace. The loss of key personnel could adversely affect our ability to execute our business strategy, which could cause our results of operations and financial condition to suffer. We may not be successful in retaining these key personnel.

Our limited ability to protect our proprietary information and technology may adversely affect our ability to compete.

Our future success and ability to compete is dependent in part upon our proprietary information and technology. Although we have patented technology and current patent applications pending, we primarily rely on a combination of contractual rights and copyright, trademark and trade secret laws and practices to establish and protect our proprietary technology. We generally enter into confidentiality agreements with our employees, consultants, resellers, wafer suppliers, customers and potential customers, and strictly limit the disclosure and use of other proprietary information. The steps taken by us in this regard may not be adequate to prevent misappropriation of our technology. Additionally, our competitors may independently develop technologies that are substantially equivalent or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain or use our products or technology. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

Our products could infringe the intellectual property rights of others, and resulting claims against us could be costly and require us to enter into disadvantageous license or royalty arrangements.

The semiconductor industry is characterized by the existence of a large number of patents and frequent litigation based on allegations of patent infringement and the violation of intellectual property rights. Although we attempt to avoid infringing known proprietary rights of third parties in our product development efforts, we expect that we may be subject to legal proceedings and claims for alleged infringement by us or our licensees of third-party proprietary rights, such as patents, trade secrets, trademarks or copyrights, from time to time in the ordinary course of business. Any claims relating to the infringement of third-party proprietary rights, even if not meritorious, could result in costly litigation, divert management’s attention and resources, or require us to enter into royalty or license agreements which are not advantageous to us. In addition, parties making these claims may be able to obtain an injunction, which could prevent us from selling our products in the United States or abroad. We may increasingly be subject to infringement claims as the number of our products grows.

Our reliance on foreign suppliers and manufacturers exposes us to the economic and political risks of the countries in which they are located.

Independent third parties in other countries, primarily in Thailand and Malaysia, package substantially all of our semiconductor products and two suppliers in Hong Kong provide the majority of the packaging materials used in the production of our semiconductor components. In addition, we obtain some of our semiconductor wafers from one supplier located in Germany. Due to our reliance on foreign suppliers and packagers, we are subject to the risks of conducting business outside the United States. These risks include:

•	unexpected changes in, or impositions of, legislative or regulatory requirements;

•	shipment delays, including delays resulting from difficulty in obtaining export licenses;

•	tariffs and other trade barriers and restrictions;

•	political, social and economic instability; and

•	potential hostilities and changes in diplomatic and trade relationships.

In addition, we currently transact business with our foreign suppliers and packagers in U.S. dollars. Consequently, if the currencies of our suppliers’ countries were to increase in value against the U.S. dollar, our suppliers may attempt to raise the cost of our semiconductor wafers, packaging materials and services, and other materials, which could have an adverse effect on our profitability.

A significant portion of our products are sold to international customers either through our distributors or directly, which exposes us to risks that may adversely affect our results of operations.

A significant portion of our direct sales and sales through our distributors are to foreign purchasers, particularly in China, Norway and Sweden. International direct sales approximated 43% of our net revenues in 2002 and approximated 53% of our net revenues for the quarter ended September 28, 2003. Based on information available from our distributors, a significant portion of sales through our distributors were sold to international customers in 2002 and the quarter ended September 28, 2003. Demand for our products in foreign markets could decrease, which could have a materially adverse effect on our results of operations. Therefore, our future operating results may depend on several economic conditions in foreign markets, including:

•	changes in trade policy and regulatory requirements;

•	fluctuations in foreign currency rates;

•	duties, tariffs and other trade barriers and restrictions;

•	delays in placing orders;

•	the complexity and necessity of using foreign representatives;

•	compliance with a variety of foreign laws and U.S. laws affecting activities abroad;

•	trade disputes; and

•	political and economic instability.

Some of our existing stockholders can exert control over us, and they may not make decisions that reflect our interests or those of other stockholders.

Our officers, directors and founding stockholders together have historically controlled a significant amount of our outstanding common stock. As a result, these stockholders, if they act together, and our founding stockholders acting alone, are able to exert a significant degree of influence over our management and affairs and control matters requiring stockholder approval, including the election of all of our directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our securities. In addition, the interests of these stockholders may not always coincide with our interests or the interests of other stockholders.

Our charter and bylaws and Delaware law contain provisions that may delay or prevent a change of control.

Provisions of our charter and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that investors might be willing to pay in the future for our securities. These provisions include:

•	division of the board of directors into three separate classes;

•	elimination of cumulative voting in the election of directors;

•	prohibitions on our stockholders from acting by written consent and calling special meetings;

•	procedures for advance notification of stockholder nominations and proposals; and

•	the ability of the board of directors to alter our bylaws without stockholder approval.

In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The issuance of preferred stock, while providing flexibility in connection with possible financings or acquisitions or other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. We are also subject to Section 203 of the Delaware General Corporation Law that, subject to exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that this stockholder became an interested stockholder. The preceding provisions of our charter and bylaws, as well as Section 203 of the Delaware General Corporation Law, could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our management.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 in this prospectus and in documents that we incorporate by reference into this prospectus. These forward-looking statements are based on current expectations, forecasts and assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from those expressed in these forward-looking statements. We intend that these forward-looking statements be subject to the safe harbors created by the provisions mentioned above.

Forward-looking statements include information concerning our possible or assumed future results of operations and business plans such as the integration of acquisitions. These statements are generally accompanied by words like “believe,” “expect,” “anticipate,” “estimate,” “intend” or similar expressions. You should understand that certain important factors, including those set forth in “Risk Factors” above and elsewhere in this prospectus and the documents that we incorporate by reference into this prospectus, which are in some instances beyond our control, could affect our future results of operations and could cause those results to differ materially from those expressed in our forward-looking statements. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate. In connection with these forward-looking statements, you should carefully review the risks set forth in this prospectus and the documents we incorporate by reference into this prospectus. You should carefully read any risk factors set forth in any accompanying prospectus supplement as they may modify or supercede any risk factors set forth in this prospectus and any documents we incorporate by reference into this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders.

SELLING STOCKHOLDERS

The selling stockholders named below may from time to time offer for resale pursuant to this prospectus and the applicable prospectus supplement up to an aggregate of 4,000,000 shares of our common stock. The term “selling stockholders,” as used in this prospectus, includes the holders listed below and their respective transferees, pledgees, donees, heirs or other successors receiving shares from the holder listed below after the date of this prospectus. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act.

The following table sets forth information with respect to the number of shares of our common stock owned by the selling stockholders and the number of shares being registered for sale by the selling stockholders. The percentage of outstanding shares beneficially owned before the offering is based on 34,110,226 shares of common stock outstanding as of December 31, 2003. The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares of our common stock being offered by the selling stockholders are sold and assumes that no additional shares of our common stock are purchased by the selling stockholders prior to such sale.

We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

Name of selling stockholder	Shares of Sirenza common stock owned prior to the offering		Number of shares of Sirenza common stock being offered		Shares of Sirenza common stock owned after the offering
	Number(1)	Percent			Number(1)	Percent
Entities affiliated with John and Susan Ocampo(2)(3)	13,000,531	38.1%	3,750,000		9,250,531	27.1%
Robert Van Buskirk(5)	430,649	1.26%	75,000	(4)	355,649	1.0%
Guy Krevet(6)	105,270	*	100,000	(4)	5,270	*
Walter G. Baker(7)	155,182	*	75,000	(4)	80,182	*

*	Less than 1%.
(1)	Includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of December 31, 2003 through the exercise of any stock option or other right.
(2)	John and Susan Ocampo may choose to sell shares beneficially owned by them and held of record as follows: 8,382,331 shares of common stock held by John and Susan Ocampo, Trustees, The Ocampo Family Trust UA 5-31-01; 221,604 shares of common stock held by John and Susan Ocampo, Trustees, Ocampo 2001 Charitable Trust UA 9-23-01; 900,000 shares of common stock held by Samat Partners, L.P., a California limited partnership, of which John and Susan Ocampo are general partners; 1,050,000 shares of common stock held by John Ocampo, as his sole and separate property; 1,050,000 shares of common stock held by Susan Ocampo, as her sole and separate property; and 1,554,096 shares held by various trusts for the benefit of the Ocampos children and for which the Ocampos serve as co-trustees.
(3)	John Ocampo, a co-founder of Sirenza, has served as the Company’s Chairman of the Board since December 1998, and has served as a director since the Company’s inception. From May 1999 to September 2002, Mr. Ocampo also served as the Company’s Chief Technology Officer, and from 1984 to May 1999 as the Company’s President and Chief Executive Officer. Susan Ocampo is co-founder of the Company and has served as the Company’s Treasurer since November 1999. From 1988 to November 1999, Mrs. Ocampo also served as the Company’s Chief Financial Officer and Secretary and as one of our directors.

(4)	May consist of shares issuable upon exercise of outstanding options that are currently exercisable.
(5)	Robert Van Buskirk has served as the Company’s President and Chief Executive Officer and as a director since May 1999.
(6)	Guy Krevet has served as the Company’s Vice President of Operations since November 1998.
(7)	Walter G. Baker has served as the Company’s Director of Marketing, Amplifier Division since 2002. Prior to that time, Mr. Baker served as the Company’s Vice President and General Manager of Standard Products Unit since November 1999 and Vice President of Engineering from September 1998 to November 1999.

PLAN OF DISTRIBUTION

The selling stockholders may sell the common stock covered by this prospectus in any of the following ways:

•	to or through underwriters or dealers; or

•	through agents.

The prospectus supplement will set forth the terms of the offering of the common stock covered by this prospectus, including:

•	the name or names of any underwriters, dealers or agents and the amounts of common stock underwritten or purchased by each of them;

•	any over-allotment options under which underwriters may purchase additional shares of common stock from the selling stockholders;

•	any underwriting discounts or commissions or agency fees and other items constituting underwriters’ or agents’ compensation; and

•	the initial public offering price of the common stock and the proceeds to the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Underwriters may offer and sell the offered common stock from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. If underwriters are used in the sale of any common stock, the common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions described above. The common stock may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the common stock will be subject to certain conditions precedent. The selling stockholders may use underwriters with whom we have a material relationship. We will describe in the prospectus supplement, naming the underwriter, the nature of any such relationship.

The selling stockholders may sell the common stock through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the common stock and any commissions the selling stockholders pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may permit the selling stockholders to sell our common stock pursuant to this prospectus in conjunction with an offering by us. We have entered into a registration rights agreement with the selling stockholders which has been filed as an exhibit to the registration statement of which this prospectus is a part. Under the agreement, the selling stockholders have agreed not to offer the common stock pursuant to this prospectus without our consent, whether or not we are engaged in an offering of any securities.

Agents and underwriters may be entitled to indemnification by the selling stockholders and us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Agents and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

In addition, any shares of common stock covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The selling stockholder is not required to sell any common stock described in this prospectus and may transfer or gift these securities by other means not described in this prospectus.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements and schedule of Sirenza Microdevices, Inc. appearing in Sirenza Microdevices, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2002 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The financial statements and the related financial statement schedule of Vari-L Company, Inc. at June 30, 2002 and 2001, and for the years then ended, have been incorporated by reference in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this prospectus the information that we file with the SEC. This means that we can disclose important information to you by referring you to those SEC filings. The information incorporated by reference is considered to be part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2002;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended March 30, 2003;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended June 29, 2003;

•	our Quarterly Report on Form 10-Q for our fiscal quarter ended September 28, 2003;

•	our Current Report on Form 8-K filed with the SEC on May 15, 2003;

•	our Current Report on Form 8-K/A filed with the SEC on July 17, 2003;

•	our Current Report on Form 8-K filed with the SEC on January 30, 2004; and

•	the description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 12, 2000, including any amendment or report filed for the purpose of updating such description.

This prospectus may contain information that updates, modifies or is contrary to information in one or more of the documents incorporated by reference in this prospectus. Reports we file with the SEC after the date of this prospectus may also contain information that updates, modifies or is contrary to information in this prospectus or in documents incorporated by reference in this prospectus. Investors should review these reports as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Upon your written or oral request, we will provide at no cost to you a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to such information unless those exhibits are specifically incorporated herein by reference.

Requests for such documents should be directed to Sirenza Microdevices, Inc., 303 S. Technology Court, Broomfield, Colorado, 80021, Attn: Investor Relations, telephone number (303) 327-3030. Please note that additional information can be obtained from our website at www.sirenza.com.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our reports, proxy statements and other information may be accessed over the Internet at a site maintained by the SEC at http://www.sec.gov. You may also read and copy any materials we file with the SEC at the following public SEC reference room:

Public Reference Room
450 Fifth Street, N.W.
Washington, D.C. 20549

You may obtain further information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330.

This prospectus is part of a registration statement filed under the Securities Act with the SEC. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

4,000,000 Shares

SIRENZA MICRODEVICES, INC.

Common Stock

PROSPECTUS

, 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$3,186
Accounting fees and expenses	$2,500
Legal fees and expenses	$5,000
Printing and related fees	$10,000
Transfer agent fees and expenses	$5,000
Miscellaneous	$10,000

Total	$35,686

Item 15. Indemnification of Directors and Officers.

The restated certificate of incorporation of Sirenza provides that Sirenza may indemnify its directors, officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law. The bylaws of Sirenza provide that Sirenza shall indemnify its directors, officers, employees and agents to the fullest extent permitted by the General Corporation Law of Delaware and the certificate of incorporation of Sirenza. Section 145 of the General Corporation Law of the State of Delaware authorizes a Delaware corporation to indemnify officers, directors, employees and agents of the corporation, in connection with actual or threatened actions, suits or proceedings, provided that such officer, director, employee or agent acted in good faith and in a manner such officer, director, employee or agent reasonably believed to be in or not opposed to the corporation’s best interests, and, for criminal proceedings, had no reasonable cause to believe his or her conduct was unlawful. This authority is sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended.

The restated certificate also releases Sirenza’s directors from personal monetary liability to the corporation and its stockholders for any breach of fiduciary duty to the fullest extent permitted by the General Corporation Law of Delaware.

Additionally, Sirenza maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against such person and expense incurred by such person in any capacity, subject to certain exclusions.

Sirenza has also entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in Sirenza’s restated certificate of incorporation and bylaws. These agreements, among other things, indemnify Sirenza’s directors and officers for certain expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of Sirenza, arising out of such person’s services as a director or officer of Sirenza, any subsidiary of Sirenza or any other company or enterprise to which the person provides services at the request of Sirenza.

The form(s) of any proposed Underwriting Agreement(s) to be filed as (an) Exhibit(s) hereto or incorporated by reference herein may include provisions regarding the indemnification of our officers and directors by the several underwriters.

Item 16. Exhibits.

Exhibit Number	Description

1.1	Form of Underwriting Agreement.*

2.1	Asset Purchase Agreement, by and among the registrant, Olin Acquisition Corporation, and Vari-L Company, Inc., dated December 2, 2002. (1)

2.2	Agreement and Plan of Reorganization by and among the registrant, Xavier Merger Sub, Inc. and Xemod Incorporated, dated as of August 15, 2002. (2)

4.1	Form of Common Stock Certificate.†

4.2	Investors’ Rights Agreement, by and among the registrant and the parties named therein, dated as of October 4, 1999. (3)

4.3	Registration Rights Agreement, by and among the registrant and the selling stockholders.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of KPMG LLP, Independent Auditors.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page of this registration statement).†

†	Previously filed.
*	To be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended, and incorporated herein by reference.
(1)	Incorporated by reference to the Current Report on Form 8-K dated December 2, 2002, filed by registrant with the Securities and Exchange Commission on December 6, 2002.
(2)	Incorporated by reference to the Current Report on Form 8-K dated September 11, 2002, filed with the Securities and Exchange Commission on September 25, 2002.
(3)	Incorporated by reference to the Registration Statement on Form S-1, and all amendments thereto, Registration No. 333-31382, filed by registrant with the Securities and Exchange Commission on March 1, 2000 and declared effective May 24, 2000.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Broomfield, State of Colorado, on this 9th day of February, 2004.

SIRENZA MICRODEVICES, INC.

By:	/s/ ROBERT VAN BUSKIRK
Robert Van Buskirk President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

By:	/s/ ROBERT VAN BUSKIRK Robert Van Buskirk	President, Chief Executive Officer and Director (Principal Executive Officer)	February 9, 2004

By:	/s/ THOMAS SCANNELL Thomas Scannell	Vice President, Finance and Chief Financial Officer (Principal Financial Officer)	February 9, 2004

By:	/s/ GERALD HATLEY Gerald Hatley	Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)	February 9, 2004

By:	/s/ JOHN OCAMPO* John Ocampo	Chairman of the Board of Directors	February 9, 2004

By:	/s/ PETER Y. CHUNG* Peter Y. Chung	Director	February 9, 2004

By:	/s/ CASIMIR SKRZYPCZAK* Casimir Skrzypczak	Director	February 9, 2004

By:	/s/ GIL VAN LUNSEN* Gil Van Lunsen	Director	February 9, 2004

By:	/s/ JOHN C. BUMGARNER, JR.* John C. Bumgarner, Jr.	Director	February 9, 2004

*By	/s/ ROBERT VAN BUSKIRK Robert Van Buskirk, Attorney-in-fact		February 9, 2004

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Form of Underwriting Agreement.*

2.1	Asset Purchase Agreement, by and among the registrant, Olin Acquisition Corporation, and Vari-L Company, Inc., dated December 2, 2002. (1)

2.2	Agreement and Plan of Reorganization by and among the registrant, Xavier Merger Sub, Inc. and Xemod Incorporated, dated as of August 15, 2002. (2)

4.1	Form of Common Stock Certificate.†

4.2	Investors’ Rights Agreement, by and among the registrant and the parties named therein, dated as of October 4, 1999. (3)

4.3	Registration Rights Agreement, by and among the registrant and the selling stockholders.

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

23.1	Consent of Ernst & Young LLP, Independent Auditors.

23.2	Consent of KPMG LLP, Independent Auditors.

23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included with opinion filed as Exhibit 5.1).

24.1	Power of Attorney (included on signature page of this registration statement).†

†	Previously filed.

*	To be filed by amendment or as an exhibit to a report filed under the Securities Exchange Act of 1934, as amended and incorporated herein by reference.
(1)	Incorporated by reference to the Current Report on Form 8-K dated December 2, 2002, filed by registrant with the Securities and Exchange Commission on December 6, 2002.
(2)	Incorporated by reference to the Current Report on Form 8-K dated September 11, 2002, filed with the Securities and Exchange Commission on September 25, 2002.
(3)	Incorporated by reference to the Registration Statement on Form S-1, and all amendments thereto, Registration No. 333-31382, filed by registrant with the Securities and Exchange Commission on March 1, 2000 and declared effective May 24, 2000.